SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549 _________

                          SCHEDULE 13D

  Under the Securities Exchange Act of 1934 (Amendment No. 3 )



                Sun Television & Appliances, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           866881-10-5
                         (CUSIP Number)

                        Peter R. Kellogg
                   c/o Spear, Leeds & Kellogg
                          120 Broadway
                    New York, New York 10271
                         (212) 433-7000
          (Name, address and telephone number of person
        authorized to receive notices and communications)



                         August 5, 1998
     (Date of event which requires filing of this statement)

                (Continued on following page(s))

                        Page 1 of 5 Pages
Cusip No. 866881-10-5
_____________________________________________________
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Peter R. Kellogg
_____________________________________________________
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b) x
___ _____________________________________________________
  3. SEC USE ONLY
_____________________________________________________
  4. SOURCE AND AMOUNT OF FUNDS Personal funds of Peter R.
Kellogg and margin funds of Spear, Leeds & Kellogg


____________________________________________________


  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)
_____________________________________________________
  6. CITIZENSHIP OR PLACE OF ORGANIZATION  USA

Number of Shares Beneficially Owned by Each Reporting Person With
_____________________________________________________
      7. SOLE VOTING POWER NUMBER OF SHARES 1,649,000
     ________________________________________________
      8. SHARED VOTING POWER  100,000
________________________________________________
      9. SOLE DISPOSITIVE POWER 1,649,000
________________________________________________
     10.SHARED DISPOSITIVE POWER 100,000
_____________________________________________________ 11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,749,000
_____________________________________________________ 12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES _____________________________________________________ 13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     10.029%
_____________________________________________________ 14.  TYPE
OF REPORTING PERSON IN
_____________________________________________________
                          SCHEDULE 13D

                        (Amendment No. 3)

     NOTE: All capitalized terms used in this Amendment No. 3 and not defined herein shall have the same meaning as in the previously filed statement of Peter R. Kellogg on Schedule 13D, as amended. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 5.  Interest in Securities of the Issuer
     (a) As of August 14, 1998, Mr. Kellogg may be deemed the beneficial owner of 1,749,000 shares of the Common Stock of Sun Television & Appliances, Inc. Of those shares, 1,099,000 were owned by Mr. Kellogg personally, 550,000 were owned by IAT Reinsurance Syndicate Ltd., and 100,000 were owned by the Foundation.
     (b) The following table sets forth information with respect to all purchases, sales or donations of the Common Stock by Mr. Kellogg, IAT, and the Foundation for purposes of Section 13(d) of the 1934 Act since June 14, 1998.

                        Peter R. Kellogg

               Number
Date of        of             Type of        Price
Transaction    Shares         Transaction    Per
Share
07/29/98       1,000          OTC Sell      1.3750

07/29/98       5,000          OTC Buy       1.4375

07/30/98       10,000         OTC Buy       1.4375

07/31/98       10,000         OTC Buy       1.4375

08/03/98       62,500         OTC Buy       1.3925

08/04/98       5,000          OTC Buy       1.4375

08/05/98       7,500          OTC Buy       1.4375

                      SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.
Dated:  __August 14, 1998___

_____________________
Peter R. Kellogg